Exhibit 99.1

CyberArk Appoints Eduarda Camacho as Chief Operating Officer

NEWTON, Mass. & PETACH TIKVA, Israel – January 16, 2024 – CyberArk (NASDAQ: CYBR), the identity security company, today announced the appointment of Eduarda Camacho as chief operating officer (COO). Ms. Camacho brings more than 25 years of global senior leadership experience at SaaS and enterprise software companies with a primary focus on creating value through best-in-class customer experiences. As COO, Camacho will lead CyberArk’s go-to-market strategy and field execution. This includes executive leadership over the entire customer journey including sales, channel and customer success teams worldwide.

Camacho most recently served as chief customer officer (CCO) and senior vice president of customer success at BMC Software. At BMC, she led the company’s global customer success, customer value realization, professional services and customer support teams and was responsible for driving its customer value creation and customer experience strategy.

“CyberArk has an unprecedented opportunity to accelerate growth and further solidify our identity security leadership position. It’s critical that we execute at scale, while keeping the customer experience and our security-first approach to protecting all identities at the center of everything we do,” said Matt Cohen, CEO, CyberArk. “With Eduarda’s global strategic and operational expertise, she will drive deep alignment across the customer journey, where every touch point delivers an exceptional experience and our strong partner ecosystem speeds time-to-value.”

Prior to BMC, Camacho served as executive vice president and CCO at PTC. She had an accomplished tenure at PTC leading customer success and professional services teams in addition to holding numerous executive leadership positions such as worldwide partner services and channel roles across EMEA, Asia-Pacific and Japan.

“I was drawn to CyberArk because of its reputation in the market and the strength of the innovative CyberArk Identity Security Platform, which is built to compound customer value and fuel business growth,” said Camacho. “I am proud to be joining this dynamic global organization that has a clearly defined mission to protect its customers from cyberthreats and is distinguished by its culture and incredible leadership team.”

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s quarterly results of operations due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; risks related to sales made to government entities; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; regulatory and geopolitical risks associated with global sales and operations, as well as the location of our principal executive offices, most of our research and development activities and other significant operations in Israel; changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, X, Facebook or YouTube.

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Media Contacts:
Carissa Ryan, CyberArk
Email: press@cyberark.com

Investor Relations:
Erica Smith, CyberArk
Email: ir@cyberark.com